SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

The Brazil Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105759104

(CUSIP Number)

May 19, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No.  105759104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sowood Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power —
6. Shared Voting Power —
7. Sole Dispositive Power 2,791,900 shares
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,791,900 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11.	Percent of Class Represented by Amount in Row (9) 17.19%
12.	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

Item 1(a) Name of Issuer:

The Brazil Fund, Inc.

1(b) Address of Issuer’s Principal Executive Offices:

345 Park Avenue

New York, New York 10154

Item 2(a) Name of Person Filing: Sowood Capital Management LP

2(b) Address of Principal Business Office or, if none, Residence:

500 Boylston Street, 17th Floor

Boston, MA 02116

2(c) Citizenship:

Delaware

2(d) Title of Class of Securities:

Common Stock

2(e) CUSIP Number:

105759104

Item 3 Not applicable

Item 4 Ownership:

4(a) Amount beneficially owned:

2,791,900 shares

4(b) Percent of Class:

17.19%

4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

        ____________

(ii) shared power to vote or to direct the vote:

        ____________

(iii) sole power to dispose or to direct the disposition of:

        2,791,900 shares

(iv) shared power to dispose or to direct the disposition of:

        ____________

Sowood previously filed a Schedule 13D with respect to The Brazil Fund, Inc. under the Securities Exchange Act of 1934, as amended, and files this Schedule 13G pursuant to Rule 13d-1(h). President and Fellows of Harvard College has sole voting power over the shares reported herein.

Item 5 Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:

Not Applicable.

Item 9 Notice of Dissolution of Group:

Not Applicable.

Item 10 Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

SOWOOD CAPITAL MANAGEMENT LP

By: Sowood Capital Management LLC, its general partner

By:    /s/    Megan Kelleher

        Name: Megan Kelleher

        Title: Authorized Signatory

May 22, 2006